Exhibit 7.2

                            STOCK PURCHASE AGREEMENT

          This Stock Purchase Agreement made as of this 31st day of October, 1997 between Tel-Save Holdings, Inc., a Delaware corporation ("Buyer") and Gold & Appel Transfer, S.A., a BW1 corporation ("Seller").

          WHEREAS, Seller is the owner of 2,190,225 shares of Common Stock ("Common Stock") of U.S. WATS, Inc., a New York corporation (the "Company").

          WHEREAS, Seller has elected to sell 2,190,225 of the shares of Common Stock ("Shares") to Buyer and Buyer has elected to purchase the Shares from Seller in exchange for $2.40 per share.

          WHEREAS, Seller desires to sell and Buyer desires to buy the Shares upon the terms and conditions hereinafter set forth.

          NOW THEREFORE, in consideration of the premises, the mutual covenants herein contained, and for other valuable consideration and intending to be legally bound, the parties hereto agree as follows:

          1. Purchase and Sale. At the Closing, the Buyer will purchase from the Seller and Seller will sell to Buyer the Shares for a purchase price of $5,256,540 payable by wire transfer to an escrow account ("Account") maintained at Swidler & Berlin, 3000 K Street, N.W., Washington, D.C. or transaction will be completed through a Licensed Security Broker.

          2. Representations of Seller. Seller hereby represents and warrants to Buyer the following:

                  (a) That he is legal owner of these Shares with full power and authority to sell them to Buyer, the Shares are not subject to any liens, encumbrances, or other restrictions, and that the Shares are freely tradeable; and

                  (b) Seller is authorized to enter into this Agreement and to consummate the transactions contemplated hereunder, and this Agreement constitutes the legally valid and binding obligations of Buyer and are enforced in accordance with its terms.

          3. Closing. The Closing for this transaction shall occur upon presentation or transfer by: (i) Seller to Buyer with a stock certificate(s) representing the Shares, free and clear of any liens, levies, encumbrances or restrictions, accompanied by a duly executed stock power, and (ii) release of $5,256,540 from the Account to Seller.

          4. No Inside Information. Seller represents and warrants to Buyer that Seller is not in possession of, nor motivated in any manner to carry out the transaction contemplated herein by the knowledge of any "insider information" as that term has been interpreted by Rule 10b-5 of the Securities and Exchange Act of 1934.

          5. No Liability. In the event a Closing does not occur hereunder, Buyer shall not be liable to the Seller for any costs, expenses or damages.

          6. Applicable Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Pennsylvania.

          IN WITNESS WHEREOF, parties hereto have executed this agreement on and as of the date first above written.


Sworn to and subscribed             BUYER:
before me this      day
of              , 199 .




                                     SELLER:

                                    /s/ Gold & AppelTransfer S.A.
    Witness: